

HER SONG

Join OSCAR-WINNER James Ivory & our amazing team on this funny-serious-but-mostly funny film

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Highlights

1. KALKI KOECHLIN, beloved INDIAN CINEMA STAR (1 million followers on Instagram), will play Olivia.

2. Cinema legend JAMES IVORY, our Executive Producer, won the ACADEMY AWARD for "Call Me by Your Name."

3. ERIC GRUENDEMANN's career includes producing EMMY-AWARD-WINNING series, "Xena: Warrior Princess."

4 JOHN KELLER's films have won many awards; his fiction is celebrated for its "sparkling originality."

5 ZACH GRENIER, critically ACCLAIMED actor (The Good Wife, She Said, Fight Club...), will play Dave.

6 Our producing team has multiple OSCAR, EMMY, BAFTA and TONY AWARD nominations and wins.

7 Come join the fun! It's literally Her Song, but also their song, his song, and soon to be YOUR song.

Featured Investor



Steven Clark

Invested $50,000 ⓘ

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Syndicate Lead
Investment management professional and academic financial economist.

"Upon learning that filmmaking legend and Academy Award winner James Ivory is involved in "Her Song," not only as Executive Producer but also as an actor, I was immediately interested. The project's appeal was further heightened by the list of stellar talent already attached, featuring Bollywood star Kalki Koechlin, celebrated Hollywood and Broadway actor Zach Grenier, and the well-known French actress Eléa Clair.

I find the collective experience of the filmmakers and actors associated with "Her Song" to be nothing short of extraordinary. According to IMDb data, they have collectively contributed to over 100 feature films which together have generated over $2.5 billion in worldwide gross. Their impressive combined body of work has garnered more than 75 awards (including an Oscar) and over 100 other nominations across prestigious platforms such as the Oscars, BAFTAs, Emmys, Independent Spirit Awards, Cannes Film Festival's Palme d'Or, and the Tony Awards.

And yet, I haven't even touched upon the script. John Keller, an acclaimed novelist, brings his literary prowess to the screenplay. The film opens with a mesmerizing monologue recounting a tradition of the Himba tribe in Namibia, where a unique song defines and accompanies each individual from conception to death. This poetic

introduction sets the tone for the entire narrative, beautifully encapsulating the themes of identity, community, and the cyclical nature of life.

"Her Song" promises to be a compelling blend of comedy and drama. Indeed, the script is replete with humor as well as poignant moments. Yet beneath the surface, we find subtle literary undertones that are unmistakably Proustian. The narrative illustrates how history is not merely a succession of events but a living, breathing part of our identities, shaping our choices and perceptions."

Team



James Ivory Executive Producer

Legendary director, producer and screenwriter, his oeuvre constitutes an entire chapter in the history of world cinema. After many Oscar-nominations, he won BEST SCREENPLAY for the film "Call Me by Your Name," starring Timothée Chalamet.



Elea Clair Actress, Producer

AWARD-WINNING actress, she features in many TV series & films alongside talents such as Oscar-winner Jean Dujardin, César-winner Christopher Lambert, César-winner Yvan Attal. Her latest recurring character was in 'Tandem', France's most watched TV series.





John Keller Director, Screenwriter, Producer

Author of six books of fiction, he has won multiple AWARDS at international film festivals with his previous films. His films are multi-layered comedy-dramas aimed at revisiting or rethinking topical and timeless themes.



Eric Gruendemann Executive Producer

President of Bombshell Pictures, whose global cult sensation, "Bitch Slap," returned more than SIX TIMES its production cost, and screened at Cannes & Toronto. He also executive-produced the groundbreaking series "Xena: Warrior Princess" & "Hercules."

Princess" & "Hercules."



Marine Assaiante Co-Producer

AWARD-WINNING producer, she's worked for prestigious clients like Chase Bank and McKinsey. She created the show, "Check, Please," which was selected at over 80 festivals, and won 22 awards. Her latest project was awarded the NYC Women's Fund for Media.

HER SONG

UPADTE 04/08/2025

Post-production started back in October and we're now finished with the editing of the film. A big milestone! We've now started working on the sound and music as well as the color-correction. We hope to have a movie ready for the Cannes Film Festival mid-May.

UPDATE 08/27/2024

We wrapped shooting on August 2nd after five weeks of filming in the French Pyrénées. We're thrilled with the rushes and are preparing (making proxies, syncing the sound, assembling the footage, etc.) to start editing the film in October 2024.

PITCH

Olivia, a Franco-American author returns to her ancestral village in the south of France to write the story of her grandmother. There, she becomes enchanted by a local French woman, Madeline, who soon becomes the face of her new novel.

The film will be approximately 75% in French, and 25% in English.

HER SONG

A writer returns to her grandmother's village in France and is enchanted by a local woman who becomes the face of her new novel.



In July and August, *Her Song* wrapped principal photography, after a 25-day shoot with a cast of extraordinary international talents.



This includes Kalki Koechlin, Eléa Clair, Zach Grenier and Marie-Christine Adam.



On set.

CAST

Kalki Koechlin

-One of the most **accomplished** and **respected** Indian cinema stars of our time. Has won a **Filmfare Award,** a **National Film Award** and two **Screen Awards,** India's most prized acting honors.



-Starring roles in **two of the 50 highest grossing Indian films of all time**: the generation-defining comedy-dramas, *Zindagi Na Milegi Dobara* and *Yeh Jawaani Hai Deewani*.

"Known for her unconventional choices as an actor" – *Times of India*.

In *Harper's Bazaar India* (as David Bowie, Lady Gaya, Rekha and Helen)



-Starring roles in the supernatural thriller *Ek Thi Daayan* and the musical drama *Gully Boy*, both **box office mega-hits**; the crime-thriller *That Girl in Yellow Boots*, which she wrote; *Waiting*; *Ribbon* and *Margarita with a Straw*, which won her staggering acclaim at the 2014 **Toronto Film Festival** and a prized **National Film Award** in India.

-Starring roles in **Amazon Prime Video's** *Made in Heaven* and a self-styled godwoman in **Netflix's** *Sacred Games*.

Eléa Clair



-French actress and director who has worked on **numerous television programs, films and stage plays** in France, Italy, the United States and Austria, including starring roles in *Déjà vu* on France 2 and *Plus belle la vie* on France 3.

-Has appeared on such popular television series as *Interventions*, *Clem*, *Scènes de Ménage*, *L'amour à 200*



mètres, HP, Palmashow, *On va s'aimer un peu, beaucoup* and *Ad Vitam*.

-On France 3 in the role of Eva in the

On France 3 in the role of Eva in the most recent two seasons of *Tandem,* the

most-watched series in France in 2023. A film in which she guest-stars, *Spoiled Brats* (2021), was distributed by Netflix and is **among the most-viewed films in the platform's history.**



Zach Grenier

-Well-known for his performances in a number of **critically acclaimed shows**, including *The Good Wife*, *Ray Donovan*, *Killing It*, *BrainDead, Devs*, *24*, *Deadwood*, *Blindspot, C16: FBI, Boston Legal,* and *Touching Evil.* Has worked with some of the **great film directors of our times**, including David Fincher on *Fight Club* and *Zodiac*; Ang Lee on *Ride with the Devil*, and Clint Eastwood on *J. Edgar*. Other feature film credits

include *A Shock to the System*, *Liebestraum*, *Twister*, *She Said*, *RoboCop*, *Turks and Caicos* and *Donnie Brasco*.

-**Tony-nominated** for his portrayal of Beethoven in Moisés Kaufman's *33 Variations*, with Jane Fonda.

Zach learned to play piano for his role in *Her Song*.

Marie-Christine Adam

-Beloved and prolific French actress with over 140 film and television credits, including a 13-season, 150-episode run as the iconic Blandine in the **prize-winning series** *Sous le Soleil*, diffused on TF1, Canal+ et M6.

-Recent noteworthy film credits include

Little Girl Blue with Marion Cotillard, *Loin du périph* with Omar Sy and *Joyeuse retraite!* with Michèle Laroque.

-Roles in **international productions** include *French Kiss* with Kevin Kline, *Le Divorce* (directed by James Ivory and starring Kate Hudson, Naomi Watts and an ensemble cast of French stars) and, recently, *Inventing Anna* with Julia Garner, one of **Netflix's all-time most watched English-language series**.

-Announced in March that she will play a new recurring role in the upcoming season of *The Walking Dead: Daryl Dixon* on AMC.





Writer/director **John M. Keller** is an American

Writer/director **John M. Keller** is an American novelist, screenwriter and director, author of six books of fiction and numerous screenplays. His work takes place around the world (in Mexico, Uruguay, India, Brazil, Morocco, Uzbekistan, Italy, Japan, etc.). He wrote the screenplays for films showcased in festivals worldwide before directing multiple award-winning shorts in the United States and France.

Films




PRAISE FOR JOHN M. KELLER'S WORK

"A timeless and topical read."
—*Booklist*

"One of the most original and most brilliant of the new crop of young American fiction writers, comparable only to the South American masters, Bolaño, Borges and Gabriel García Márquez."
—*Roll Magazine*

"Keller's novel delivers... A page-turner."
—*World Literature Today*

"Compassionate, erudite, reckless, and joyful, *Abracadabrantesque* is a work of pure exuberance and John M. Keller that rarest type of writer: a true original."
—Susan Choi, author of *American Woman*, Pulitzer Prize finalist

"Surprising, provocative, exquisitely readable, *The Box and the Briefcase* confirms Keller's place as a significant American writer."
—Rilla Askew, winner of the American Book Award

"*Abracadabrantesque* is the most amazing fictional creation of our young century to date. To miss it would be to miss the literary feast of a lifetime."
—Carey Harrison, author of *Richard's Feet*



EXECUTIVE PRODUCER

-Legendary director, producer and screenwriter **James Ivory**'s oeuvre **constitutes an entire chapter in the history of world cinema**.

-**Oscar-nominated films** include *Howard's End*, *A Room With a View* and *Remains of the Day*, among other groundbreaking films (*Maurice, Mr. and Mrs. Bridge, Quartet, Jefferson in Paris*, etc.).

-Won an **Oscar** for **Best Adapted Screenplay** for *Call Me By Your Name*, starring Timothée Chalamet.



-As a director, has worked with screen luminaries the likes of Vanessa Redgrave, Ralph Fiennes, Jane Birkin, Hugh Grant, Maggie Smith, Paul Newman, Daniel Day Lewis, Anthony Hopkins, Emma Thompson, Julie Christie, Helena Bonham Carter, Vincent Cassel, Isabelle Adjani, Bernadette Peters and Ben Kingsley.

-**Executive Producer** of *Call Me by Your Name* and, with Ismail Merchant, produced the majority of his own films.

     

EXECUTIVE PRODUCER

-Eric Gruendemann's **35-year career** spans global film, television, media technologies, theme park design and premium brand marketing/consulting.

-As Executive Producer and Managing Director, he oversaw creative and physical production of the **groundbreaking series** *Xena: Warrior Princess* and *Hercules*, which each ran for six seasons and **redefined first-run syndication**, transforming their studio from a small warehouse into the **largest production entity**

in New Zealand, paving the way for international mega-productions the likes of *The Lord of the Rings* and *Avatar*.

–President of Bombshell Pictures, whose **global cult sensation,**

Bitch Slap, returned **more than six times its production cost**, screening at film festivals worldwide, including **Cannes** and **Toronto**. In addition to writing and producing the film, he commanded its **innovative, multi-media guerrilla marketing campaign**, garnering numerous creative awards, and helped sell the film into all major world territories.



CO-PRODUCER



Marine Assaiante is a New York-based French screenwriter and producer. She's worked as a producer on corporate shoots, branding videos and commercials for McKinsey & Co and Chase Bank, among others.

In 2021, she **founded** I Hear an Accent Productions, where she's created and developed her own projects, including *Check, Please!*, which, after a festival run comprising more than 80 selections, **won 22 awards**. Her new series, *Mom-To-Be*, received the NYC Women's Fund for Media in 2022.





CLICK HERE

to watch our original pitch video.





CLICK HERE

to watch us say the same things <u>in French.</u>







SIX
AND
MIDNIGHT

THE FRENCH CONNECTION

From *Chocolat* to *Amélie* to *Emily in Paris* and other films and



Chocolat
5 ACADEMY AWARD NOMINATIONS
THE FEEL-GOOD MOVIE OF THE YEAR!
She'll change your life.
Amélie
PARDON HER FRENCH
EMILY IN PARIS
NETFLIX

series where France is not merely a background, but also a character, the appeal of France and French life is well-documented. Whoever did the marketing for France in antiquity nailed it: French culture sells,

and wins awards doing so. It has been the world's leading tourist destination for over thirty years.* Owing in part to the legacy of

*Travel and Leisure

the *nouvelle vague*, French cinema has a reputation for being funny, sardonic, provocative, sexy and charming. *Her Song* celebrates French culture by showcasing the village, the source of French life, with its cheese, bread, wine, humor, music and laissez-faire attitude. In *Her Song*, cultural differences are emphasized because multiple characters are visiting France from abroad, making French culture, its virtues and discontents and curiosities, an explicitly referenced theme of the film.





10 BEST PICTURE
"THE BEST MOVIE OF THE YEAR!"
ARTIST
2 ACADEMY AWARDS
4 BAFTA AWARDS
MARION COTILLARD
A FILM BY OLIVIER DAHAN
LA VIE EN ROSE
THE EXTRAORDINARY STORY OF EDITH PIAF

LOCATION OF PRINCIPAL PHOTOGRAPHY

The village lies amid the Pyrenees in Occitanie, France. Lost in time, and off-the beaten track, residents and visitors alike are dazzled by its beauty: the rolling hills, the stone streets, a pace of life that rolls by unperturbed (mostly) by the gong of the church bell that counts out the hours. The success of our shoot was largely thanks to Bernard Dumail, Antichan's longtime mayor, who offered us full access to the village's public exteriors, created a space at city hall for the team to eat meals day and night, and even coordinated with local construction crews who were building a road in the village to halt their work when the camera rolled.

HEADLINES IN INDIA AND FRANCE

THE TIMES OF INDIA

Cinema | News | Movie Reviews

Kalki Koechlin to play American writer in John Keller's 'Her Song'

ANI / Updated: May 18, 2024, 12:05 IST

Kalki Koechlin to star as Olivia in John Keller's comedy 'Her Song', praising his books. Film involves WWII, life lessons, stars Elea Clair, Zach Grenier, and is produced by Six and Midnight Films. Set in Goa, the project also includes James Ivory an... Read More



Kalki Koechlin will portray the role of American writer Olivia in the US novelist John Keller's debut comedy feature film 'Her Song'.

"Been a fan of Keller's books, Know your Baker, Abracadabrantesque and Johnny Allan. He has a quirky and witty intelligence that is so reminiscent of New York and its diversity and 'Her Song' is both funny and unpredictably heartening.

The Tribune

TH THE HINDU

Medium



Kalki Koechlin cast as American writer

Kalki Koechlin posts video about her new movie, titled Her Song

LA DÉPÊCHE

16° / 32° Toulouse | Rechercher

jeudi 22 août 2024, Saint Fabrice

Antichan-de-Frontignes. Silence, ça tourne au village avec l'actrice Eléa Clair



Cette semaine et avant le clap de fin du tournage de Her Song (Sa chanson), l'actrice française Marie-Christine Adam apparaîtra elle aussi devant la caméra. "Il s'agit d'un long-métrage, une comédie dramatique qui met en avant des sujets sérieux avec une touche d'humour", souligne John amené à tourner quelques scènes à Saint-Gaudens, Saint-Pé-d'Ardet, Frontignan-de-Comminges, Ore, Génos, Cierp-Gaud et les environs... "Nous sommes accueillis ici et travaillons dans des conditions exceptionnelles et inédites.

THE TIMES OF INDIA

Kalki Koechlin wraps up first schedule of her international film 'Her Song' in France

August 3, 2024

KALKI: "…'Her Song' has been an incredible experience. I've been speaking with an American accent so much that people ask me if I'm American. We had fun moments like losing sheep in the forest, using every villager as an extra, and a revolt over tiramisu at lunch. I even drove around a roundabout seven times because I forgot the rules."


LA DÉPÊCHE
DU MIDI
COMMINGES
C'EST L'ÉTÉ
André Manoukian au Cosmojazz
DER

Grâce à la municipalité et les habitants, tout est assez incroyable. On a beaucoup de chance car tout le monde est généreux. On nous ouvre les portes, on nous met à disposition des animaux, des prés... Des villageois et même le maire ont participé au tournage de séquences en tant que figurants... Ce village est très cinématographique", poursuit John, lequel croise les doigts pour que le film, qui met en scène de nombreux acteurs internationaux (Eléa Clair, Kalki Koechlin, Zach Grenier...), perce sur le grand écran.



Un réalisateur américain pose sa caméra au village P. 24

COMMINGES
De nombreux festivals à l'agenda du territoire P.22

AURIGNAC
Inauguration du second jardin médieval de la ville P.23

INCENDIE
Un feu impressionnant dans l'hypercentre
Plus de 50 pompiers sont intervenus mercredi rue des Lois, à Toulouse, pour venir à bout du sinistre qui a détruit un restaurant Kebab. P. 20

RENTRÉE

De Toulouse à Paris, ils disent tous : « merci Léon ! »
Le nageur toulousain Léon Marchand a remporté mercredi soir deux médailles d'or. De nombreux Toulousains, dans la Ville rose ou dans la capitale, l'ont soutenu.

WHO WE ARE



6
12
six and midnight films



THE TIME HAS COME
TO BE BOLD, ORIGINAL
AND TO CHALLENGE THE STATUS QUO

Six and Midnight Films was founded by, and operates under the directorship of, **Eléa Clair**, **John M. Keller** and **Arta Ramadani**. We are filmmakers whose projects are aimed at challenging the status quo.

We believe in the power of art to effect large-scale changes in society, and

endeavor to create bold, original films that provoke our audiences to think, to question conventional narratives and easy solutions, and also to re-draw the lines and

divisions that demarcate us, turning human beings so often against one another.

PRODUCTION TIMELINE
2024
2025
2026
Principal Photography (25 days) completed August 2
February First Look Trailer, Shopping Global Sales Agent and Meeting Distributors at the European Film Market in Berlin
Final Film Delivery July 31 Global Festival and Distribution Screenings run July 2025-June 2026
Early Prep completed and Active Prep began June 1 (Key Cast, Locations and Principal Crew already secured)
Post-Production Editing begins October 1 for 24 Weeks
April Sound-mixing, music and color-correction for 12-16 weeks

STATEMENT TO INVESTORS

Investing in ANY Feature Film comes with SUBSTANTIAL RISK. THERE IS <u>NO</u> GUARANTEE OF RETURN OF ANY PRINCIPAL OR PROFITS.

Historically, film investments returns have ranged from Zero (0) to 2,000% and more, depending on the individual movie, specific distribution/streaming agreements, ownership/licensing deals and the overall popularity of the film in the global marketplace over time. These returns typically come in the first

one to three years after the film's completion, but can continue for years, and even decades, depending on a variety of market forces and sustained interest from fan bases and myriad distribution platforms.

It is also important to note that the film and television distribution landscape is changing so rapidly, including faltering historical business models and new modes of viewing arriving by the day, that projecting "where, when and how much" returns will come from is highly speculative.

Like any other independently financed feature film, we will only know once we take Her Song to market and see how the market responds.

But we CAN explore the strengths of this project and predict a REASONABLE scenario for recoupment:

• Producing and marketing the film with EXTREME EFFICIENCY and WELL BELOW traditional budgets for comparable products, while still maintaining high production values.

• A surging global interest in smaller, character-driven, uplifting films.

• Extremely bankable sales elements (Cast, Setting, Genre) in two of the largest global markets (France and India) with substantial "art-house appeal" in several other major markets including North America and Europe.

•Investors will "Own the Negative" along with our Creative Team/Production Company to better control income streams and retain rights throughout the lifetime of the film. Investors

will be "Made Whole +20%" from first monies back ("Adjusted Gross Proceeds") to LLC. Once that occurs, Investors will receive their share of 30% of "Net Profits." (Please see Funding/Operating Agreement for definitions of "Adjusted Gross Proceeds" and "Net Profits" as they relate to this film.)

•Based on the Production and Marketing Strategy outlined in previous pages, it is reasonable to assume that Investors may start seeing funds returning within 18-24 months of film completion. These may come in the forms of regional licensing sales and/or a direct global license "sale" for

Theatrical/DVD/Streaming/VIDEO-ON-DEMAND through a mini-major studio, production company or streaming giant.

•Assuming the above, assuming the film is received well in the marketplace and assuming investors are "made whole" before other production partner profit participants see returns, it is reasonable to assume Investors may see part or all of their original investment back within two years, with further returns (ROI) continuing for another two to three years, based on performance.

JOIN US FOR THE RIDE

WE'RE EXCITED TO SHARE THIS PROJECT WITH YOU AND TO WELCOME YOU TO OUR TEAM, A TROUPE OF ENTHUSIASTIC AND INTERNATIONAL FILMMAKERS TRYING TO MAKE A KIND OF MERCHANT IVORY FILM OF THE 21ST CENTURY (WITH THE BLESSING OF MR. IVORY HIMSELF).

EN ROUTE!

LET'S GO!

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six and midnight films